UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 13, 2010

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS THIRD QUARTER 2010 NET INCOME OF $15.0 MILLION; $0.41 PER SHARE.

PANAMA CITY, October 12, 2010 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the third quarter ended September 30, 2010.

Third Quarter Business Highlights
•
Net Income (*) for the third quarter 2010 amounted to $15.0 million, compared to $1.7 million in the second quarter 2010, and $15.8 million in the third quarter 2009.  93% of the Bank’s Net Income was the result of the Commercial Division’s strong quarterly performance, contributing Net Income of $13.9 million.

•	During the quarter, the Commercial Portfolio grew $607 million, or 17%, to reach a balance of approximately $4.2 billion. Year-on-year, the Commercial Portfolio has grown $1.3 billion, or 44%.

•
Net interest income in the third quarter 2010 was $20.0 million, a 16% increase over the previous period.  Fees and commissions amounted to $2.0 million, a decrease of $0.8 million compared to the previous quarter.  On a year-to-date-basis, fees and commissions have grown 66%, amounting to $7.2 million.

•	Net interest margin stood at 1.73% in the third quarter 2010, compared to 1.67% in the previous quarter, and 1.76% in the third quarter 2009.

•
With the Bank´s portfolio growth driven mainly by demand from established banking and corporate clients, portfolio quality continued to improve, as non-accrual loans declined 27% compared to the previous quarter to $33 million.

•
The Asset Management Unit reported Net Income of $2.6 million in the third quarter 2010, compared to a Net Loss of $9.4 million in the second quarter 2010, and Net Income of $2.8 million in the third quarter 2009.  The gain in the third quarter 2010 was mainly related to gains on investments in the Investment Fund.

•
The Bank’s Tier 1 capital ratio as of September 30, 2010 was 20.6%, compared to 23.4% as of June 30, 2010, and 24.6% as of September 30, 2009, while the leverage ratio as of these dates was 7.1x, 6.6x, and 5.6x, respectively.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "Solid as this quarter's results were, Bladex is particularly encouraged by the underlying trends, which support the Bank’s overriding objective of increasing profitability through balance sheet growth and higher income levels in the core business.

The Commercial Portfolio’s 17% growth in the quarter and 44% growth over the last year is a reflection of both the strength of the Region's trade flows recovery, and crucially, Bladex's ability to leverage an increasing share of this business across a variety of industries throughout the Region.  During the third quarter, Bladex experienced a 50% expansion of loan disbursements in both the corporate and financial institution segments, with total disbursements exceeding $1.7 billion.  Loan disbursements in Bladex’s new middle market corporate segment, though still small in absolute terms, grew at an impressive 76% to $109 million.  Due to rapid portfolio growth mainly fueled by segments and companies familiar to Bladex, credit quality has remained sound as the portfolio expands.  Bladex firmly believes that supporting this kind of quality growth is the best manner in which to deploy the Bank’s capital.

On the liability side of the business, the 23% quarterly growth in deposit balances drove the total to $1.9 billion, the highest level on record, and 52% higher than a year ago, providing the Bank with an attractively priced funding source, which has largely offset thinner lending spreads that have come with improving risk levels.

While down in the third quarter, commission income is 66% above the total of a year ago, a growing trend that Bladex expects to continue, fueled by the Bank’s expanding client base.

Results in the Asset Management Unit have improved, and are now largely in-line with the historical track record since the Unit initiated operations 4 years ago. As explained below, the Unit has taken measures to reduce the volatility of Bladex Capital Growth Fund. Bladex remains committed to the Asset Management business in light of what it views as the Bank’s competitive advantages.

As a combined result of these trends, the $15.0 million in quarterly Net Income was of high quality and well-diversified in nature, reflective of the composition that the Bank seeks as it steadily expands its business. The Bank's increased dividend announced today is meant to allow shareholders to share in Bladex’s growth as the Bank continues executing its strategy.”, Mr. Rivera concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION
The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation activities.  Net Income includes net interest income from loans, fee income, net allocated operating expenses, the reversal (provision) for loan and off-balance sheet credit losses, and any impairment on assets.

(US$ million)	9M10	9M09	3Q10	2Q10	3Q09
Commercial Division:
Net interest income	$51.3	$50.7	$19.1	$17.0	$16.7
Non-interest operating income (1)	7.0	4.8	2.1	2.7	1.6
Net operating revenues (2)	58.3	55.5	21.2	19.7	18.3
Operating expenses	(20.8)	(17.1)	(7.2)	(6.7)	(5.3)
Net operating income (3)	37.5	38.4	14.0	13.0	13.0
Reversal (provision) for loan and off-balance sheet credit losses, net	4.3	(15.4)	(0.1)	0.9	(1.2)
Impairment of assets, net of recoveries	0.2	(0.1)	0.0	0.0	0.0
Net Income	$42.0	$22.9	$13.9	$13.9	$11.8

The Commercial Division continued to accelerate portfolio growth in the third quarter as market demand strengthened, reaching $4.2 billion in period-end balances, a 17% increase from the previous quarter and a 44% increase from the third quarter 2009.

3Q10 vs. 2Q10
The Division’s Net Income in the third quarter 2010 amounted to $13.9 million, the same level as the second quarter 2010.  Net Operating Income in the third quarter 2010 amounted to $14.0 million, compared to $13.0 million in the second quarter 2010.  The $1.0 million quarterly increase in operating income was the result of the combined effects of:  (i) a $2.1 million increase in net interest income due to higher average loan portfolio balances (+17%), mainly driven by greater demand from large corporations, (ii) a $0.6 million decrease in non-interest operating income, mostly attributable to decreased commission income from letter of credit transactions, and (iii) a $0.5 million increase in operating expenses as two new offices initiated operations.

3Q10 vs. 3Q09
The Division’s Net Income in the third quarter 2010 increased $2.1 million compared to the third quarter 2009, mainly as a result of improved credit quality, and thus, decreased reserve requirements.  Net Operating Income increased $1.0 million compared to the third quarter 2009, mainly due to a 14% increase in net interest income, and a 31% increase in non-interest income from fees and commissions, both partially offset by increased operating expenses related to the deployment of a larger sales force and new offices.  The effects of a greater average portfolio base on net interest income were partially offset by a year-on-year decline in market interest rates.

9M10 vs. 9M09
The Division’s cumulated Net Income in the first nine months in 2010 increased $19.1 million (+83%) versus the same period in 2009, mainly as a result of lower credit reserve requirements as portfolio quality improved, and higher net interest income and non-interest operating income from increased commercial portfolio balances were both partially offset by higher operating expenses.

The Division’s Net Operating Income declined $0.9 million versus the first nine months ended September 30, 2009 as a result of: (i) a $0.6 million increase in net interest income mostly attributable to the income effects of higher average loan portfolio balances (+20%), (ii) a $2.2 million increase in commissions and fees from letters of credit and guarantees, and (iii) a $3.7 million increase in operating expenses as the Division expanded its sales force and local presence in various markets.

The following graph illustrates the trend in weighted average lending spreads as liquidity and credit quality stabilize following the 2008/2009 financial crisis:

The Commercial Portfolio includes the book value of loans, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).  The Bank’s Commercial Portfolio balance reached $4.2 billion as of September 30, 2010, a 17% increase over the balance as of June 30, 2010, and 44% above the balance as of September 30, 2009.  The increase was largely attributable to increased demand from the Bank´s established client base of financial institutions and large corporations.  During the third quarter 2010, the Bank disbursed nearly $1.8 billion in new loans, an increase of $0.6 billion, (+54%), compared to the previous quarter. $109 million in disbursements were made to the middle market segment, representing a 76% increase over the previous quarter.

The following graph presents the average commercial portfolio outstanding, as of the following periods:

On an average basis, the Commercial Portfolio increased 16% in the third quarter 2010 compared to the previous quarter, and 39% from the third quarter 2009.

The Commercial Portfolio continues to be mainly short-term and trade-related in nature.  $3.0 billion, or 71%, of the commercial portfolio matures within one year. Trade financing operations represent 57% of the portfolio, while the remaining balance consists primarily of lending to banks and exporters.  Refer to Exhibit X for information relating to the Bank’s Commercial Portfolio distribution by country and Exhibit XII for the Bank’s distribution of credit disbursements by country.

TREASURY DIVISION
The Treasury Division incorporates the Bank’s liquidity management and investment securities activities.  Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities (12).

(US$ million)	9M10	9M09	3Q10	2Q10	3Q09
Treasury Division:
Net interest income	$2.1	$1.6	$1.1	$0.6	$1.3
Non-interest operating income (loss) (1)	(2.8)	11.2	(0.4)	(1.4)	1.6
Net operating revenues (2)	(0.7)	12.8	0.7	(0.8)	2.9
Operating expenses	(6.4)	(6.2)	(2.2)	(2.0)	(1.7)
Net operating income (loss) (3, 12)	(7.1)	6.6	(1.5)	(2.8)	1.2
Net Income (Loss)	$(7.1)	$6.6	$(1.5)	$(2.8)	$1.2

The Bank has returned to historical liquidity levels.  Liquid assets (8) decreased to $336 million as of September 30, 2010, following large disbursements in the quarter, compared to $593 million as of June 30, 2010, and $431 million as of September 30, 2009.

The Trading Portfolio as of September 30, 2010 stood at $51 million, the same level as of June 30, 2010, and compared to $50 million as of September 30, 2009.

The Securities Available for Sale Portfolio as of September 30, 2010 amounted to $527 million, compared to $457 million as of June 30, 2010, and $461 million as of September 30, 2009.  The Available for Sale Portfolio as of September 30, 2010 consisted entirely of readily quoted Latin American securities, 81% of which were sovereign and state-owned risk in nature (refer to Exhibit XI for a per country distribution of the Treasury portfolio).

The Available for Sale Portfolio is marked to market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income Account (“OCI”), which stood at ($5) million in the third quarter 2010, compared to ($11) million in the second quarter 2010, as increased market valuations of the Securities Portfolio were partially offset by lower valuations of hedging instruments associated with the securities.

Funding costs continued to improve as weighted average funding costs for the third quarter 2010 amounted to 1.22%, a decrease of 4 bps, or 3%, compared to the second quarter 2010, and a decrease of 94 bps, or 44%, compared to the third quarter 2009.  Period-end deposit balances increased 23% over the previous quarter, and 52% year-on-year, to reach $1.9 billion, the highest level on record.  Borrowings and securities sold under repurchase agreements increased 5% over the third quarter 2010 to $2.2 billion, a 28% year-on-year increase.

3Q10 vs. 2Q10
In the third quarter 2010, the Treasury Division posted a Net Loss of $1.5 million, compared to a Net Loss of $2.8 million in the second quarter 2010.  Third quarter net operating revenues were $1.5 million higher compared to the second quarter, mainly due to higher net interest income from increased average portfolio balances, and the improved net effect of valuations of trading securities, foreign currency exposures and related hedging instruments.

3Q10 vs. 3Q09
The Treasury Division posted a Net Loss of $1.5 million in the third quarter 2010 compared to Net Income of $1.2 million in the third quarter 2009 due to a $2.0 million decrease in non-interest operating income as a result of gains from the sale of securities realized in 2009, a $0.2 million decrease in net interest income from lower average securities portfolio balances, and a $0.5 million increase in operating expenses.

9M10 vs. 9M09
The Treasury Division reported a Net Loss of $7.1 million during the first nine months of 2010, compared to $6.6 million in Net Income during the same period 2009.  The $13.7 million decrease in this period was primarily driven by a variance in non-interest operating income mainly attributable to a year-on-year reduction in gains on trading securities.

ASSET MANAGEMENT UNIT
The Asset Management Unit incorporates the Bank’s asset management activities. The Unit’s Investment Fund follows primarily a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and sovereign credit products) to establish long and short positions in the markets.

The Unit’s Net Income includes net interest income on the Investment Fund, as well as net gains (losses) from investments, other related income (loss), allocated operating expenses, and the Net Income attributable to redeemable non-controlling interest.

(US$ million)	9M10	9M09	3Q10	2Q10	3Q09
Asset Management Unit:
Net interest income (loss)	$0.1	$(2.7)	$(0.2)	$(0.4)	$(0.7)
Non-interest operating income (loss) (1)	(7.2)	22.1	4.3	(10.1)	5.5
Net operating revenues (2)	(7.1)	19.4	4.1	(10.5)	4.8
Operating expenses	(3.2)	(5.0)	(1.0)	(1.3)	(1.5)
Net operating income (loss) (3)	(10.3)	14.4	3.1	(11.8)	3.3
Net income (loss)	(10.3)	14.4	3.1	(11.8)	3.3
Net income (loss) attributable to the redeemable noncontrolling interest	(2.3)	0.9	0.5	(2.4)	0.5
Net Income (Loss)	$(8.0)	$13.5	$2.6	$(9.4)	$2.8

3Q10 vs. 2Q10
The Asset Management Unit recorded Net Income in the third quarter 2010 of $2.6 million, compared to a Net Loss of $9.4 million in the second quarter 2010. The $12.0 million quarterly increase was mainly due to a $14.4 million increase in non-interest operating income attributable to gains from investments in the Investment Fund, partially offset by net income attributable to redeemable non-controlling interest.

3Q10 vs. 3Q09
The Unit posted Net Income of $2.6 million in the third quarter 2010, compared to $2.8 million in Net Income in the third quarter 2009 as a result of lower gains from investments in the Investment Fund.

9M10 vs. 9M09
The Unit posted a Net Loss during the first nine months 2010 of $8.0 million compared to Net Income of $13.5 million in the first nine months 2009.  The $21.5 million year-over-year variance was due to the combined effects of:  (i) a $2.8 million increase in net interest income, (ii) a $29.3 million decrease in non-interest operating income attributable to losses from investments in the Investment Fund, (iii) a $1.8 million decrease in operating expenses from lower provisions for variable compensation tied to the performance of the Investment Fund.

As of September 30, 2010, the Investment Fund’s asset value totaled $181 million, compared to $193 million as of June 30, 2010 and $189 million as of September 30, 2009.  For the same dates, Bladex’s ownership of the Bladex Offshore Feeder Fund was 85.82% as of September 30, 2010, compared to 78.79% as of June 30, 2010, and 85.53% as of September 30, 2009, respectively, with remaining balances owned by third party investors.

Bladex considers its asset management subsidiary important for its long-term strategy. The plan for marketing the Fund to potential investors benefits from natural synergies at Bladex, as well as the Bank’s long standing relationships with institutional investors throughout the world.  The Asset Management Unit has reviewed the Investment Fund´s risk parameters with a goal of reducing volatility.  Bladex is comfortable with its investment levels of approximately $150 million and will redeem any gains above that level going forward.

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS
The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	9M10	9M09	3Q10	2Q10	3Q09
Net Interest Income	$53.5	$49.6	$20.0	$17.2	$17.4
Net Operating Income (Loss) by Business Segment:
Commercial Division	$37.5	$38.4	$14.0	$13.0	$13.0
Treasury Division	$(7.1)	$6.6	$(1.5)	$(2.8)	$1.2
Asset Management Unit	$(10.3)	$14.4	$3.1	$(11.8)	$3.3
Net Operating Income (loss)	$20.1	$59.3	$15.6	$(1.6)	$17.5
Net income (loss)	$24.6	$43.8	$15.5	$(0.7)	$16.3
Net income (loss) attributable to the redeemable noncontrolling interest	$(2.3)	$0.9	$0.5	$(2.4)	$0.5
Net Income attributable to Bladex	$26.9	$42.9	$15.0	$1.7	$15.8

Net Income per Share (5)	$0.73	$1.18	$0.41	$0.05	$0.43
Book Value per common share (period end)	$18.77	$18.23	$18.77	$18.35	$18.23
Return on Average Equity (“ROE”)	5.3%	9.1%	8.7%	1.0%	9.5%
Operating Return on Average Equity ("Operating ROE") (6)	3.9%	12.6%	9.0%	-1.0%	10.6%
Return on Average Assets (“ROA”)	0.9%	1.4%	1.3%	0.2%	1.6%
Net Interest Margin	1.70%	1.63%	1.73%	1.67%	1.76%
Efficiency Ratio (7)	60%	32%	40%	120%	33%

Liquid Assets / Total Assets (8)	6.9%	11.6%	6.9%	13.5%	11.6%
Liquid Assets / Total Deposits	18.1%	35.3%	18.1%	39.4%	35.3%

Non-Accruing Loans to Total Loans, net	0.9%	1.4%	0.9%	1.5%	1.4%
Allowance for Credit Losses to Commercial Portfolio	2.3%	3.5%	2.3%	2.7%	3.5%

Total Assets	$4,861	$3,723	$4,861	$4,412	$3,723

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	9M10	9M09	3Q10	2Q10	3Q09
Net Interest Income (Loss)
Commercial Division	$51.3	$50.7	$19.1	$17.0	$16.7
Treasury Division	2.1	1.6	1.1	0.6	1.3
Asset Management Unit	0.1	(2.7)	(0.2)	(0.4)	(0.7)
Consolidated	$53.5	$49.6	$20.0	$17.2	$17.4

Net Interest Margin*	1.70%	1.63%	1.73%	1.67%	1.76%

* Net interest income divided by average balance of interest-earning assets.

Net interest margin stood at 1.73% in the third quarter 2010, compared to 1.67% in the second quarter 2010, and 1.76% in the third quarter 2009.

3Q10 vs. 2Q10
In the third quarter 2010, net interest income amounted to $20.0 million, an increase of $2.8 million, or 16%, compared to $17.2 million in the second quarter 2010.  The quarterly increase primarily reflects:

(i)
Higher average interest earning assets balances, primarily average loan portfolio balances, which increased $506 million, or 17%, compared to the second quarter 2010, which resulted in an overall increase of $4.1 million in interest income, partially offset by a $0.1 million increase in interest expense, due to higher average balances in deposits, borrowings and placements.

(ii)
Lower average interest rates for the Bank’s loans and liabilities, which resulted in a $1.2 million decrease in net interest income.  The average yield paid on interest-bearing liabilities decreased 4 bps to 1.22% during the quarter, while the average yield on interest-earning assets increased 5 bps to 2.70% compared to the second quarter 2010, mainly attributable to average yield increases in liquid assets and securities.

3Q10 vs. 3Q09
Net interest income when compared to the third quarter 2009, increased $2.6 million, or 15%.  This increase reflects primarily the following:
(i)
Higher average interest earning assets balances, primarily average loan portfolio balances, which increased $964 million, or 39%, compared to the third quarter 2009, resulted in an increase of $6.1 million in interest income.  Average volumes of interest bearing liabilities increased $629 million, resulting in a $0.9 million decrease in net interest income.

(ii)
A $2.6 million decrease in net interest income as result of the combined effects of a 75 bps reduction in average yield on interest-earning assets, partially offset by a 94 bps decrease in average yield paid on interest-bearing liabilities, both mostly attributable to lower interbank market rates.

9M10 vs. 9M09
Net interest income amounted to $53.5 million in the first nine months 2010, compared to $49.6 million during the first nine months 2009.  The $3.9 million, or 8%, increase of net interest income during the period primarily reflects:
(i)
Higher average interest earning assets balances, primarily average loan portfolio balances, which resulted in a $8.9 million overall increase in interest income, partially offset by a $0.5 million increase in interest expense associated with an increase in average interest bearing liability balances.

(ii)
Lower average interest rates on the Bank’s assets and liabilities, which resulted in a $4.5 million decrease in net interest income.  The average yield paid on interest-bearing liabilities decreased 128 bps to 1.29% during the first nine months 2010, while the average yield on interest-earning assets decreased 97 bps during the same period.

Net interest margin stood at 1.70% in the first nine months 2010, compared to 1.63% in the first nine months 2009.

FEES AND COMMISSIONS
(US$ million)	9M10	9M09	3Q10	2Q10	3Q09
Letters of credit	$6.4	$3.2	$1.7	$2.5	$1.2
Guarantees	0.1	0.9	0.0	0.0	0.2
Loans	0.2	0.2	0.1	0.1	0.0
Third party investor (BAM)	0.4	0.0	0.1	0.2	0.0
Other*	0.1	0.4	0.1	0.0	0.0
Fees and Commissions, net	$7.2	$4.5	$2.0	$2.8	$1.5
* Net of commission expenses

Fees and commissions amounted to $2.0 million in the third quarter 2010, $0.8 million lower than the second quarter 2010, and $0.6 million higher compared to the third quarter 2009.  The quarterly decrease in the third quarter 2010 was mostly in the letter of credit business.

The $0.6 million increase in commission income from the letter of credit business in the third quarter 2010 compared to the third quarter 2009 was mainly the result of an increase in average letter of credit balances as general trade activity grew in a more favorable economic environment.

During the first nine months 2010, commission income amounted to $7.2 million, compared $4.5 million in the first nine months 2009, mainly as a result of increased letter of credit business.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES
(In US$ million)	30-Sep-09	31-Dec-09	31-Mar-10	30-Jun-10	30-Sep-10
Allowance for Loan Losses:

Balance at beginning of the period	$90.2	$89.9	$73.8	$73.9	$81.3
Provisions (reversals)	(0.4)	(16.1)	0.1	8.7	(12.6)
Recoveries, net of charge-offs	0.0	(0.0)	0.0	(1.4)	(0.0)
End of period balance	$89.9	$73.8	$73.9	$81.3	$68.7

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$10.3	$11.8	$27.3	$23.6	$14.0
Provisions (reversals)	1.5	15.5	(3.7)	(9.6)	12.7
End of period balance	$11.8	$27.3	$23.6	$14.0	$26.7

Total Allowance for Credit Losses	$101.7	$101.0	$97.6	$95.3	$95.4

The increase in provisions for loan and off-balance sheet credit losses during the quarter resulted from increased allowances due to commercial portfolio growth, largely offset by lower reserve requirements related to an improving risk profile.

As of September 30, 2010, the non-accrual portfolio amounted to $32.9 million, compared to $45.3 million as of June 30, 2010, and $35.8 million as of September 30, 2009.

The ratio of the allowance for credit losses to the Commercial Portfolio stood at 2.3% as of September 30, 2010, compared to 2.7% as of June 30, 2010, and 3.5% as of September 30, 2009, while the non-accruing loans to loan portfolio ratio stood at 0.9%, 1.5%, and 1.4%, respectively, as of these dates.

OPERATING EXPENSES
(US$ million)	9M10	9M09	3Q10	2Q10	3Q09
Salaries and other employee expenses	$16.4	$15.1	$5.5	$5.5	$4.7
Depreciation, amortization and impairment of premises and equipment	1.9	2.0	0.6	0.6	0.6
Professional services	4.0	2.4	1.7	1.2	0.8
Maintenance and repairs	1.1	0.8	0.4	0.3	0.3
Expenses from the investment fund	0.7	2.7	0.2	0.3	0.6
Other operating expenses	6.3	5.3	1.9	2.1	1.6
Total Operating Expenses	$30.4	$28.3	$10.4	$10.0	$8.5

Quarterly Variation
Operating expenses in the third quarter 2010 totaled $10.4 million, a $0.4 million, or 3%, increase from the second quarter 2010, and an increase of $1.8 million, or 21%, with respect to the third quarter 2009.  The year-on-year increase was mostly attributable to increased salary and other employee expenses associated with a higher average employee headcount in the Commercial Division and in the risk management area, and expenses related to the initiation of operations at the Bank’s new offices in Porto Alegre, Brazil and Monterrey, Mexico, as well as higher professional fees related to capital market issuance programs.  During the third quarter 2010, the operating expenses to average assets ratio improved 7 basis points to 0.91%, compared to 0.98% in the previous quarter.

9M10 vs. 9M09
During the first nine months 2010, operating expenses amounted to $30.4 million, compared to $28.3 million during the same period 2009.  The $2.1 million, or 8%, increase in operating expenses during this period was attributable to the net effect of higher salary and other employee expenses associated with higher average headcount and professional fees associated with the expansion of the Commercial Division and the risk management area, partially offset by lower performance–related expenses from the Investment Fund.

The Bank’s efficiency ratio as of September 30, 2010 was 60%, compared to 32% as of September 30, 2009, mainly as the result of a $37.3 million decrease in net operating revenues in the Asset Management Unit and Treasury Division during the period.

As of September 30, 2010, the Bank’s operating expenses to average assets ratio stood at 0.91%, compared to 0.93% as of September 30, 2009.

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following graphs illustrate the trends in Net Income and Return on Average Stockholders’ Equity and Tier 1 Capital and ROA evolution for the periods indicated:

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	9M10	9M09	3Q10	2Q10	3Q09
Tier 1 Capital (9)	$690	$671	$690	$680	$671
Total Capital (10)	$732	$706	$732	$716	$706
Risk-Weighted Assets	$3,352	$2,732	$3,352	$2,899	$2,732
Tier 1 Capital Ratio	20.6%	24.6%	20.6%	23.4%	24.6%
Total Capital Ratio	21.8%	25.8%	21.8%	24.7%	25.8%
Stockholders’ Equity	$689	$666	$689	$673	$666
Stockholders’ Equity to Total Assets	14.2%	17.9%	14.2%	15.2%	17.9%
Other Comprehensive Income Account ("OCI")	$(5)	$(9)	$(5)	$(11)	$(9)
Leverage (times) (11)	7.1	5.6	7.1	6.6	5.6

As of September 30, 2010, the Bank’s Tier 1 capital ratio amounted to 20.6% compared to 23.4% as of September 30, 2010 and 24.6% as of September 30, 2009. The reduction in the Bank’s Tier 1 Capital ratio was due to the $452 million increase in risk-weighted assets in the quarter.  The Bank’s leverage stood at 7.1x, 6.6x, and 5.6x, respectively, as of these dates.

The Bank’s common shares outstanding amounted to 36.7 million as of September 30, 2010 compared to same amount as of June 30, 2010.

During the Board of Directors’ meeting of October 12, 2010, the Bank’s Board reaffirmed its commitment to a dividend policy that reflects the Bank´s growing core business. In line with this policy, a quarterly common dividend of $0.17 per share related to the third quarter 2010 was declared.  The dividend is payable on November 1, 2010 to stockholders registered as of October 22, 2010.

OTHER EVENTS

▪
“Bladex Day” event at the New York Stock Exchange Euronext (“NYSE”):  Bladex will host its Third Quarter 2010 (3Q10) Conference Call during the “Bladex Day” event at the NYSE on Wednesday, October 13, 2010.  “Bladex Day” will be held from 12:00pm to 2:00pm (New York City time) Eastern time, with the 3Q10 Conference Call commencing at 12:30pm.  The event will feature presentations by senior members of the Bank, followed by a Q&A session.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.  By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).
Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.
Asset Management Unit: Gain from Investment Fund trading and related other income (expense).

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	Lending spreads are calculated as loan portfolio weighted average lending spread, net of weighted average Libor-based cost rate.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

(9)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(10)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)
Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through September 30, 2010, Bladex had disbursed accumulated credits of approximately $167 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, October 13, 2010 at 12:30 p.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through December 13, 2010.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 44126421.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3694
E-mail address:  bladex@i-advize.com

EXHIBIT I
CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2010	June 30, 2010	September 30, 2009	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$363	$620	$460	$(257)	(41)%	$(97)	(21)%
Trading assets	51	51	50	0	0	1	2
Securities available-for-sale	527	457	461	70	15	66	14
Securities held-to-maturity	20	13	0	7	54	20	n.m. (*)
Investment fund	181	193	189	(12)	(6)	(8)	(4)
Loans	3,747	3,100	2,608	647	21	1,139	44
Less:
Allowance for loan losses	(69)	(81)	(90)	12	(15)	21	(23)
Unearned income and deferred fees	(4)	(4)	(5)	0	0	1	(20)
Loans, net	3,674	3,015	2,513	659	22	1,161	46

Customers' liabilities under acceptances	0	20	5	(20)	(100)	(5)	(100)
Premises and equipment, net	7	7	7	0	0	0	0
Accrued interest receivable	26	27	25	(1)	(4)	1	4
Derivative financial instruments used for hedging - receivable	3	1	1	2	200	2	200
Other assets	10	10	11	0	0	(1)	(9)

TOTAL ASSETS	$4,861	$4,412	$3,723	$449	10%	$1,138	31%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$29	$23	$36	$6	26%	$(7)	(19)%
Time	1,831	1,484	1,186	347	23	645	54
Total Deposits	1,861	1,507	1,221	354	23	640	52

Trading liabilities	5	4	3	1	25	2	67
Securities sold under repurchase agreements	338	246	86	92	37	252	293
Short-term borrowings	790	434	306	356	82	484	158
Borrowings and long-term debt	1,028	1,370	1,298	(342)	(25)	(270)	(21)
Acceptances outstanding	0	20	5	(20)	(100)	(5)	(100)
Accrued interest payable	9	8	13	1	13	(4)	(31)
Derivative financial instruments used for hedging - payable	70	73	70	(3)	(4)	0	0
Reserve for losses on off-balance sheet credit risk	27	14	12	13	93	15	125
Other liabilities	18	24	15	(6)	(25)	3	20
TOTAL LIABILITIES	$4,146	$3,699	$3,030	$447	12%	$1,116	37%

Redeemable noncontrolling interest in the investment fund	26	41	27	(15)	(37)	(1)	(4)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	134	134	134	0	0	0	0
Capital reserves	95	95	95	0	0	0	0
Retained earnings	312	302	295	10	3	17	6
Accumulated other comprehensive loss	(5)	(11)	(9)	6	(55)	4	(44)
Treasury stock	(126)	(127)	(130)	1	(1)	4	(3)

TOTAL STOCKHOLDERS' EQUITY	$689	$673	$666	$16	2%	$23	3%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.	$4,861	$4,412	$3,723	$449	10%	$1,138	31%
(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2010	June 30, 2010	September 30, 2009	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$31,559	$27,697	$34,423	$3,862	14%	$(2,864)	(8)%
Interest expense	(11,561)	(10,500)	(17,070)	(1,061)	10	5,509	(32)
NET INTEREST INCOME	19,998	17,197	17,353	2,801	16	2,645	15
Reversal (provision) for loan losses	12,567	(8,723)	380	21,290	(244)	12,187	3,207
NET INTEREST INCOME, AFTER REVERSAL (PROVISION)
FOR LOAN LOSSES	32,565	8,474	17,733	24,091	284	14,832	84

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	(12,661)	9,618	(1,549)	(22,279)	(232)	(11,112)	717
Fees and commissions, net	2,045	2,797	1,463	(752)	(27)	582	40
Derivative financial instrument and hedging	(36)	(340)	(1,105)	304	(89)	1,069	(97)
Net gain (loss) from investment fund trading	4,179	(10,343)	5,478	14,522	(140)	(1,299)	(24)
Net gain (loss) from trading securities	(1,115)	(502)	2,936	(613)	122	(4,051)	(138)
Net gain on sale of securities available-for-sale	0	0	546	0	n.m. (*)	(546)	(100)
Gain (loss) on foreign currency exchange	722	(568)	(843)	1,290	(227)	1,565	(186)
Other income, net	146	117	138	29	25	8	6
NET OTHER INCOME (EXPENSE)	(6,720)	779	7,064	(7,499)	(963)	(13,784)	(195)

OPERATING EXPENSES:
Salaries and other employee expenses	(5,545)	(5,478)	(4,652)	(67)	1	(893)	19
Depreciation, amortization and impairment of premises and equipment	(622)	(601)	(644)	(21)	3	22	(3)
Professional services	(1,726)	(1,202)	(751)	(524)	44	(975)	130
Maintenance and repairs	(405)	(347)	(253)	(58)	17	(152)	60
Expenses from the investment fund	(178)	(278)	(601)	100	(36)	423	(70)
Other operating expenses	(1,894)	(2,126)	(1,636)	232	(11)	(258)	16
TOTAL OPERATING EXPENSES	(10,370)	(10,032)	(8,537)	(338)	3	(1,833)	21

Net Income (Loss)	$15,475	$(779)	$16,260	$16,254	(2,087)	$(785)	(5)

Net Income (loss) attributable to the redeemable noncontrolling interest	507	(2,442)	507	2,949	(121)	0	0

NET INCOME ATTRIBUTABLE TO BLADEX	$14,968	$1,663	$15,753	$13,305	800%	$(785)	(5)%

PER COMMON SHARE DATA:
Basic earnings per share	0.41	0.05	0.43
Diluted earnings per share	0.41	0.05	0.43

Weighted average basic shares	36,679	36,648	36,539
Weighted average diluted shares	36,814	36,808	36,804

PERFORMANCE RATIOS:
Return on average assets	1.3%	0.2%	1.6%
Return on average stockholders' equity	8.7%	1.0%	9.5%
Net interest margin	1.73%	1.67%	1.76%
Net interest spread	1.48%	1.38%	1.28%
Operating expenses to total average assets	0.91%	0.98%	0.88%
(*) "n.m." means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE NINE MONTHS ENDED
	September 30, 2010	September 30, 2009
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$53,482	$49,569
Fees and commissions, net	7,224	4,364
Reversal (provision) for loan and off-balance sheet credit losses, net	4,269	(15,437)
Derivative financial instrument and hedging	(1,330)	(2,026)
Impairment of assets, net of recoveries	233	(94)
Net gain (loss) from investment fund trading	(7,664)	22,092
Net gain (loss) from trading securities	(3,096)	13,751
Net gain on sale of securities available-for-sale	0	546
Gain (loss) on foreign currency exchange	1,466	(1,217)
Other income, net	333	590
Operating expenses	(30,445)	(28,305)
Net Income	$24,472	$43,833
Net Income (loss) attributable to the redeemable noncontrolling interest	(2,255)	885
NET INCOME ATTRIBUTABLE TO BLADEX	$26,727	$42,948

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	598	511
Investment fund	181	189
Loans, net	3,674	2,513
Total assets	4,861	3,723
Deposits	1,861	1,221
Securities sold under repurchase agreements	338	86
Short-term borrowings	790	306
Borrowings and long-term debt	1,028	1,298
Total liabilities	4,146	3,030
Stockholders' equity	689	666

PER COMMON SHARE DATA:
Basic earnings per share	0.73	1.18
Diluted earnings per share	0.73	1.17
Book value (period average)	18.45	17.22
Book value (period end)	18.77	18.23

(In thousand):
Weighted average basic shares	36,629	36,476
Weighted average diluted shares	36,773	36,649
Basic shares period end	36,690	36,546

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	0.9%	1.4%
Return on average stockholders' equity	5.3%	9.1%
Net interest margin	1.70%	1.63%
Net interest spread	1.42%	1.11%
Operating expenses to total average assets	0.98%	0.93%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.9%	1.4%
Charge offs to total loan portfolio (1)	0.1%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.8%	3.5%
Allowance for losses on off-balance sheet credit risk to total contingencies	6.6%	4.2%

CAPITAL RATIOS:
Stockholders' equity to total assets	14.2%	17.9%
Tier 1 capital to risk-weighted assets	20.6%	24.6%
Total capital to risk-weighted assets	21.8%	25.8%
(1)    Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE NINE MONTHS ENDED,
	(A)	(B)	(A) - (B)
	September 30, 2010	September 30, 2009	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$86,276	$113,708	$(27,432)	(24)%
Interest expense	(32,794)	(64,139)	31,345	(49)
NET INTEREST INCOME	53,482	49,569	3,913	8
Reversal (provision) for loan losses	3,685	(34,357)	38,042	(111)
NET INTEREST INCOME, AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	57,167	15,212	41,955	276

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	584	18,920	(18,336)	(97)
Fees and commissions, net	7,224	4,364	2,860	66
Derivative financial instrument and hedging	(1,330)	(2,026)	696	(34)
Impairment of assets, net of recoveries	233	(94)	327	(348)
Net gain (loss) from investment fund trading	(7,664)	22,092	(29,756)	(135)
Net gain (loss) from trading securities	(3,096)	13,751	(16,847)	(123)
Net gain on sale of securities available-for-sale	0	546	(546)	(100)
Gain (loss) on foreign currency exchange	1,466	(1,217)	2,683	(220)
Other income, net	333	590	(257)	(44)
NET OTHER INCOME (EXPENSE)	(2,250)	56,926	(59,176)	(104)

OPERATING EXPENSES:
Salaries and other employee expenses	(16,432)	(15,069)	(1,363)	9
Depreciation, amortization and impairment of premises and equipment	(1,899)	(2,025)	126	(6)
Professional services	(4,035)	(2,427)	(1,608)	66
Maintenance and repairs	(1,099)	(780)	(319)	41
Expenses from the investment fund	(713)	(2,720)	2,007	(74)
Other operating expenses	(6,267)	(5,284)	(983)	19
TOTAL OPERATING EXPENSES	(30,445)	(28,305)	(2,140)	8

Net Income.	$24,472	$43,833	$(19,361)	(44)

Net Income (loss) attributable to the redeemable noncontrolling interest	(2,255)	885	(3,140)	(355)

Net Income attributable to Bladex	$26,727	$42,948	$(16,221)	(38)%

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	September 30, 2010			June 30, 2010			September 30, 2009
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$366	$0.2	0.26%	$468	$0.2	0.20%	$551	$0.3	0.21%
Loans, net of unearned income & deferred loan fees	3,424	27.0	3.09	2,912	23.5	3.20	2,478	27.4	4.33
Non-accrual loans	43	0.8	7.68	48	0.8	6.45	24	0.1	1.34
Trading assets	51	0.8	6.03	51	0.8	6.13	145	2.7	7.30
Investment securities	506	2.4	1.84	464	2.0	1.70	528	3.6	2.67
Investment fund	184	0.3	0.62	198	0.4	0.73	177	0.3	0.66

TOTAL INTEREST EARNING ASSETS	$4,573	$31.6	2.70%	$4,140	$27.7	2.65%	$3,905	$34.4	3.45%

Non interest earning assets	37			45			44
Allowance for loan losses	(81)			(75)			(90)
Other assets	13			11			10

TOTAL ASSETS	$4,543			$4,121			$3,868

INTEREST BEARING LIABILITIES
Deposits	$1,650	$2.3	0.53%	$1,395	$1.7	0.50%	$1,223	$2.7	0.87%
Trading liabilities	4	0.0	0.00	4	0.0	0.00	10	0.0	0.00
Investment fund	0	0.1	n.m. (*)	0	0.3	n.m. (*)	0	0.3	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	919	2.5	1.06	506	1.3	1.04	639	4.3	2.65
Borrowings and long term debt	1,144	6.7	2.30	1,380	7.1	2.04	1,213	9.7	3.12

TOTAL INTEREST BEARING LIABILITIES	$3,718	$11.6	1.22%	$3,284	$10.5	1.26%	$3,085	$17.1	2.16%

Non interest bearing liabilities and other liabilities	$111			$120			$108

TOTAL LIABILITIES	3,829			3,404			3,193

Redeemable noncontrolling interest in the investment fund	31			42			20

STOCKHOLDERS' EQUITY	683			675			655

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,543			$4,121			$3,868

NET INTEREST SPREAD			1.48%			1.38%			1.28%
NET INTEREST INCOME AND NET INTEREST MARGIN		$20.0	1.73%		$17.2	1.67%		$17.4	1.76%

(*) "n.m." means not meaningful.

EXHIBIT VI
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED,
	September 30, 2010			September 30, 2009
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$409	$0.7	0.22%	$655	$1.1	0.21%
Loans, net of unearned income & deferred loan fees	3,020	72.3	3.16	2,551	89.8	4.64
Non-accrual loans	47	2.7	7.60	8	0.1	1.34
Trading assets	51	2.3	6.13	119	6.4	7.07
Investment securities	476	6.4	1.76	576	14.9	3.42
Investment fund	194	1.9	1.27	165	1.4	1.13

TOTAL INTEREST EARNING ASSETS	$4,197	$86.3	2.71%	$4,073	$113.7	3.68%

Non interest earning assets	43			49
Allowance for loan losses	(77)			(75)
Other assets	12			9

TOTAL ASSETS	$4,175			$4,055

INTEREST BEARING LIABILITIES
Deposits	$1,455	$6.2	0.56%	$1,209	$9.2	1.00%
Trading liabilities	4	0.0	0.00	11	0.0	0.00
Investment fund	0	0.6	n.m. (*)	0	1.7	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	577	4.8	1.10	891	20.6	3.05
Borrowings and long term debt	1,305	21.2	2.15	1,179	32.6	3.65

TOTAL INTEREST BEARING LIABILITIES	$3,340	$32.8	1.29%	$3,291	$64.1	2.57%

Non interest bearing liabilities and other liabilities	$120			$126

TOTAL LIABILITIES	3,461			3,417

Redeemable noncontrolling interest in the investment fund	38			10

STOCKHOLDERS' EQUITY	676			628

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,175			$4,055

NET INTEREST SPREAD			1.42%			1.11%
NET INTEREST INCOME AND NET INTEREST MARGIN		$53.5	1.70%		$49.6	1.63%

(*) "n.m." means not meaningful.

EXHIBIT VII
CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/10	SEP 30/10	JUN 30/10	MAR 31/10	DEC 31/09	SEP 30/09	SEP 30/09

INCOME STATEMENT DATA:
Interest income	$86,276	$31,559	$27,697	$27,019	$28,256	$34,423	$113,708
Interest expense	(32,794)	(11,561)	(10,500)	(10,733)	(13,073)	(17,070)	(64,139)
NET INTEREST INCOME	53,482	19,998	17,197	16,286	15,183	17,353	49,569
Reversal (provision) for loan losses	3,685	12,567	(8,723)	(159)	16,063	380	(34,357)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	57,167	32,565	8,474	16,127	31,246	17,733	15,212

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	584	(12,661)	9,618	3,626	(15,456)	(1,549)	18,920
Fees and commissions, net	7,224	2,045	2,797	2,382	2,369	1,463	4,364
Derivative financial instrument and hedging	(1,330)	(36)	(340)	(953)	(507)	(1,105)	(2,026)
Impairment of assets, net of recoveries	233	0	0	233	(27)	0	(94)
Net gain (loss) from investment fund trading	(7,664)	4,179	(10,343)	(1,500)	2,906	5,478	22,092
Net gain (loss) from trading securities	(3,096)	(1,115)	(502)	(1,479)	(638)	2,936	13,751
Net gains on sale of securities available-for-sale	0	0	0	0	0	546	546
Gain (loss) on foreign currency exchange	1,466	722	(568)	1,312	1,830	(843)	(1,217)
Other income, net	333	146	117	71	322	138	590

NET OTHER INCOME (EXPENSE)	(2,250)	(6,720)	779	3,692	(9,201)	7,064	56,926

TOTAL OPERATING EXPENSES:	(30,445)	(10,370)	(10,032)	(10,043)	(9,897)	(8,537)	(28,305)
Net Income (loss)	$24,472	$15,475	$(779)	$9,776	$12,148	$16,260	$43,833

Net Income (loss) attributable to the redeemable noncontrolling interest	(2,255)	507	(2,442)	(320)	233	507	885

NET INCOME ATTRIBUTABLE TO BLADEX	$26,727	$14,968	$1,663	$10,096	$11,915	$15,753	$42,948

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.73	$0.41	$0.05	$0.28	$0.33	$0.43	$1.18
PERFORMANCE RATIOS
Return on average assets	0.9%	1.3%	0.2%	1.1%	1.3%	1.6%	1.4%
Return on average stockholders' equity	5.3%	8.7%	1.0%	6.1%	7.1%	9.5%	9.1%
Net interest margin	1.70%	1.73%	1.67%	1.71%	1.60%	1.76%	1.63%
Net interest spread	1.42%	1.48%	1.38%	1.37%	1.18%	1.28%	1.11%
Operating expenses to average assets	0.98%	0.91%	0.98%	1.06%	1.05%	0.88%	0.93%

EXHIBIT VIII
BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/10	SEP 30/09	SEP 30/10	JUN 30/10	SEP 30/09

COMMERCIAL DIVISION:
Net interest income (1)	$51.3	$50.7	$19.1	$17.0	$16.7
Non-interest operating income (2)	7.0	4.8	2.1	2.7	1.6
Operating expenses (3)	(20.8)	(17.1)	(7.2)	(6.7)	(5.3)
Net operating income (4)	37.5	38.4	14.0	13.0	13.0
Reversal (provision) for loan and off-balance sheet credit losses, net	4.3	(15.4)	(0.1)	0.9	(1.2)
Impairment of assets, net of recoveries	0.2	(0.1)	0.0	0.0	0.0
NET INCOME ATTRIBUTABLE TO BLADEX	$42.0	$22.9	$13.9	$13.9	$11.8
Average interest-earning assets (5)	3,067	2,559	3,466	2,960	2,502
End-of-period interest-earning assets (5)	3,742	2,603	3,742	3,096	2,603

TREASURY DIVISION:
Net interest income (loss) (1)	$2.1	$1.6	$1.1	$0.6	$1.3
Non-interest operating income (loss)(2)	(2.8)	11.2	(0.4)	(1.4)	1.6
Operating expenses (3)	(6.4)	(6.2)	(2.2)	(2.0)	(1.7)
Net operating income (loss) (4)	(7.1)	6.6	(1.5)	(2.8)	1.2
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX..	$(7.1)	$6.6	$(1.5)	$(2.8)	$1.2
Average interest-earning assets (6)	935	1,349	923	982	1,225
End-of-period interest-earning assets (6)	960	971	960	1,140	971

ASSET MANAGEMENT UNIT:
Net interest income (loss) (1)	$0.1	$(2.7)	$(0.2)	$(0.4)	$(0.7)
Non-interest operating income (loss) (2)	(7.2)	22.1	4.3	(10.1)	5.5
Operating expenses (3)	(3.2)	(5.0)	(1.0)	(1.3)	(1.5)
Net operating income (loss) (4)	(10.3)	14.4	3.1	(11.8)	3.3
Net income (loss)	(10.3)	14.4	3.1	(11.8)	3.3
Net income (loss) attributable to the redeemable noncontrolling interest	(2.3)	0.9	0.5	(2.4)	0.5
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$(8.0)	$13.5	$2.6	$(9.4)	$2.8
Average interest-earning assets (7)	194	165	184	198	177
End-of-period interest-earning assets (7)	181	189	181	193	189

CONSOLIDATED:
Net interest income (1)	$53.5	$49.6	$20.0	$17.2	$17.4
Non-interest operating income (loss) (2)	(3.0)	38.0	6.0	(8.8)	8.6
Operating expenses (3) .	(30.4)	(28.3)	(10.4)	(10.0)	(8.5)
Net operating income (4)	20.1	59.3	15.6	(1.6)	17.5
Reversal (provision) for loan and off-balance sheet credit losses, net	4.3	(15.4)	(0.1)	0.9	(1.2)
Impairment of assets, net of recoveries	0.2	(0.1)	0.0	0.0	0.0
Net income	24.6	43.8	15.5	(0.7)	16.3
Net income (loss) attributable to the redeemable noncontrolling interest	(2.3)	0.9	0.5	(2.4)	0.5
NET INCOME ATTRIBUTABLE TO BLADEX	$26.9	$42.9	$15.0	$1.7	$15.8
Average interest-earning assets	4,196	4,073	4,573	4,140	3,905
End-of-period interest-earning assets	4,883	3,763	4,883	4,429	3,763

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1) Interest income on interest-earning assets, net of allocated cost of funds.
(2) Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3) Operating expenses are calculated based on average credits.
(4) Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5) Includes loans, net of unearned income and deferred loan fees.
(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale, securities held to maturity, and trading assets.
(7) Includes investment fund.

EXHIBIT IX
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP10		30JUN10		30SEP09		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$238	5.0	$204	5.0	$158	4.6	$34	$81
BRAZIL	1,648	34.7	1,623	39.9	1,393	40.9	25	255
CHILE	437	9.2	279	6.8	162	4.8	159	275
COLOMBIA	579	12.2	496	12.2	359	10.6	83	220
COSTA RICA	143	3.0	133	3.3	95	2.8	9	48
DOMINICAN REPUBLIC	86	1.8	80	2.0	63	1.9	6	22
ECUADOR	160	3.4	109	2.7	49	1.4	51	111
EL SALVADOR	33	0.7	34	0.8	81	2.4	(0)	(48)
FRANCE	0	0.0	22	0.5	0	0.0	(22)	0
GUATEMALA	83	1.8	91	2.2	77	2.3	(8)	6
HONDURAS	35	0.7	28	0.7	22	0.6	7	14
JAMAICA	28	0.6	18	0.4	22	0.6	11	7
MEXICO	532	11.2	387	9.5	411	12.1	145	121
PANAMA	150	3.2	121	3.0	112	3.3	30	38
PERU	395	8.3	244	6.0	152	4.5	151	243
TRINIDAD & TOBAGO	62	1.3	39	0.9	20	0.6	24	42
UNITED STATES	0	0.0	19	0.5	5	0.1	(19)	(5)
URUGUAY	2	0.0	3	0.1	41	1.2	(1)	(39)
VENEZUELA	75	1.6	84	2.1	106	3.1	(9)	(31)
OTHER	64	1.3	58	1.4	75	2.2	6	(11)

TOTAL CREDIT PORTFOLIO (1)	$4,751	100%	$4,071	100%	$3,402	100%	$681	$1,349

UNEARNED INCOME AND COMMISSION (2)	(4)		(4)		(5)		(0)	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,747		$4,067		$3,397		$680	$1,350

(1)
Includes book value of loans, fair value of investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swap and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP10		30JUN10		30SEP09		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$238	5.7	$204	5.8	$158	5.5	$34	$81
BRAZIL	1,493	35.9	1,496	42.2	1,266	43.8	(3)	226
CHILE	409	9.8	251	7.1	135	4.7	158	274
COLOMBIA	427	10.3	342	9.6	214	7.4	85	213
COSTA RICA	143	3.4	133	3.8	95	3.3	9	48
DOMINICAN REPUBLIC	82	2.0	75	2.1	57	2.0	7	25
ECUADOR	160	3.8	109	3.1	49	1.7	51	111
EL SALVADOR	18	0.4	18	0.5	65	2.2	(0)	(47)
FRANCE	0	0.0	22	0.6	0	0.0	(22)	0
GUATEMALA	72	1.7	80	2.2	66	2.3	(7)	7
HONDURAS	35	0.8	28	0.8	22	0.7	7	14
JAMAICA	28	0.7	18	0.5	22	0.7	11	7
MEXICO	474	11.4	329	9.3	354	12.3	145	119
PANAMA	69	1.7	77	2.2	68	2.4	(8)	1
PERU	364	8.8	213	6.0	121	4.2	150	242
TRINIDAD & TOBAGO	62	1.5	39	1.1	20	0.7	24	42
UNITED STATES	0	0.0	19	0.5	5	0.2	(19)	(5)
URUGUAY	2	0.0	3	0.1	41	1.4	(1)	(39)
VENEZUELA	75	1.8	84	2.4	106	3.7	(9)	(31)
OTHER	3	0.1	7	0.2	26	0.9	(4)	(23)

TOTAL COMMERCIAL PORTFOLIO (1)	$4,154	100%	$3,547	100%	$2,888	100%	$607	$1,266

UNEARNED INCOME AND COMMISSION (2)	(4)		(4)		(5)		(0)	1

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,150		$3,543		$2,883		$606	$1,266

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI
TREASURY PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	30SEP10	30JUN10	30SEP09	(A) - (B)	(A) - (C)

BRAZIL	$155	$127	$127	$28	$29
CHILE	28	28	28	1	1
COLOMBIA	152	154	145	(2)	7
DOMINICAN REPUBLIC	3	5	6	(2)	(3)
EL SALVADOR	16	16	16	(0)	(0)
GUATEMALA	11	11	11	(0)	(0)
MEXICO	58	58	57	1	1
PANAMA	81	44	44	37	37
PERU	32	31	31	1	1
OTHER	61	50	49	10	11

TOTAL TREASURY PORTOFOLIO (1)	$597	$524	$514	$74	$83

(1)	Includes securities available for sale and held to maturity, trading assets and contingent assets, which consist of credit default swap.

EXHIBIT XII
CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	3QTR10	2QTR10	3QTR09	(A) - (B)	(A) - (C)

ARGENTINA	$132	$60	$20	$72	$112
BRAZIL	420	520	329	(100)	91
CHILE	188	20	62	168	126
COLOMBIA	383	264	51	120	333
COSTA RICA	108	85	67	23	40
DOMINICAN REPUBLIC	131	39	55	92	75
ECUADOR	146	70	37	76	108
EL SALVADOR	1	11	30	(11)	(29)
FRANCE	0	22	0	(22)	0
GUATEMALA	30	46	19	(16)	11
HONDURAS	21	19	17	3	5
JAMAICA	44	37	20	7	24
MEXICO	229	66	87	163	142
PANAMA	80	61	1	19	79
PERU	270	107	109	162	161
TRINIDAD & TOBAGO	54	42	0	12	54
UNITED STATES	27	19	5	9	22
URUGUAY	0	0	8	0	(8)
VENEZUELA	65	84	108	(19)	(44)
OTHER	9	1	25	8	(16)

TOTAL CREDIT DISBURSED (1)	$2,338	$1,572	$1,050	$765	$1,287

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swap and credit commitments).